Mail Stop 4720

July 1, 2009

Via Facsimile and U.S. Mail

Douglas C. MacLellan
President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

       Re: AMDL, Inc.
            Preliminary Proxy Statement on Form PRER14A
            Filed June 25, 2009
            File No. 001-16695

Dear Mr. MacLellan:

       We have completed our review of your Proxy Statement on Form PRER14A and have no further comments at this time.

            Sincerely,

            Jeffrey Riedler
            Assistant Director

CC: Randolf W. Katz, Esq.
       Baker & Hostetler LLP
       600 Anton Boulevard, Suite 900
       Costa Mesa, CA 92626